Exhibit 12.1

Navistar International Corporation

Computation of Ratio of Earnings to Fixed Charges

The computation of Ratio of Earnings to Fixed Charges as shown on this Exhibit 12 is provided pursuant to Items 503(d) and 601(12) of Regulation S-K. The Ratio of Earnings to Fixed Charges is not calculated consistently with the fixed charge coverage ratios that may be required under certain covenants of the Company’s debt agreements.

	Nine Months Ended July 31,		Fiscal Year Ended October 31,
	2012	2011	2011	2010	2009	2008	2007
(in millions)
Income (loss) before income tax (expense) benefit(A)	$(595)	$100	$388	$340	$313	$120	$(147)
Less: Net income attributable to non-controlling interests	(35)	(35)	(55)	(44)	(25)	—	—
Dividends from non-consolidated affiliates	5	2	4	5	59	85	111
Interest expense (B)	151	154	203	215	235	456	493
Debt amortization expense	31	33	44	38	16	13	9
Interest portion of rent expense©	14	13	18	19	18	17	17

Total earnings	(429)	267	602	573	616	691	483
Capitalized interest	8	13	18	4	1	5	7
Interest expense(B)	165	167	221	234	253	473	510
Debt amortization expense	31	33	44	38	16	13	9

Total fixed charges	204	213	283	276	270	491	526

Ratio of earnings to fixed charges	—	1.25	2.13	2.08	2.28	1.41	—
Earnings shortfall	(633)	—	—	—	—	—	(43)

(A)	Excludes equity in (loss) income of non-consolidated affiliates.
(B)	Excludes interest expense on income tax contingencies.
(C)	Represents an estimated amount of rental expense (33%) that is deemed to be representative of the interest factor.